
04012527



EASTMAIN

NEWS RELEASE

Eastmain - Noranda Exploration Agreement To Utilize MegaTEM Technology

Trading Symbol: ER – The Toronto Stock Exchange January 19, 2004

Eastmain Resources Inc. (ER:TSX) is pleased to announce the signing of an agreement with Noranda Inc. for the purpose of completing MegaTEM airborne electromagnetic surveys over part of the prolific western Abitibi Greenstone Belt, Ontario. Approximately 12,000 line-kilometres of surveys are planned to target gold, VMS Cu-Zn-Ag and Ni-Cu PGE deposits. Eastmain will hold a 65% interest in any discovery made from these surveys. Eastmain shall have access to Noranda's proprietary exploration data in the areas to be flown and to their technical expertise in MegaTEM interpretation.

Proposed exploration will begin with MegaTEM surveys and ground follow-up of the best anomalies. The program budget includes subsequent drill testing of 30 to 40 high-priority targets. Under a joint management committee, Noranda shall act as the initial operator. Eastmain has the right to become operator on any gold discovery.

The MegaTEM airborne system has demonstrated superior depth of penetration and conductor resolution through the thick glacial overburden blanketing this prospective greenstone belt. The system allows detection of massive sulphide-type deposits up to 250 metres below surface. Application of this technology led Noranda to the discovery of the Perseverance zinc-copper deposit in Québec. Discovered in the year 2000, this deposit includes 5.1 million tonnes of reserves grading 15.8% Zn, 1.24% Cu and 29.37 grams per tonne silver.

Don Robinson, President of Eastmain states: " Part of our corporate philosophy is to form partnerships with world renowned mining companies, in order to enhance our opportunity for discovery. We are extremely pleased to join Noranda, a leader in the application of new mining technologies, in the exploration of one of the richest mineral belts in the world. "

Eastmain's AGM will be held at 4:30 p.m., January 20, 2004 at the Toronto Board of Trade's Downtown Location - One First Canadian Place, BMO Tower, 77 Adelaide Street, Toronto (Adelaide and Bay). Meeting and presentations will take place in the Ridout Room, 3rd Floor.

-30-

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.



EASTMAIN

NEWS RELEASE

Clearwater Project
High-Grade Gold below 600m depth

Trading Symbol: ER – The Toronto Stock Exchange January 7, 2004

Eastmain Resources Inc. (ER:TSX) announced assay results for the 2003 drill program completed at its Clearwater Gold Project. Drilling has successfully traced the main gold-bearing veins continuously from surface to below 600 metres. The deposit remains open both laterally and at depth. The deepest hole in the Eau Claire deposit intersected gold grades consistent with the average surface grade. Hole ER03-29 hit **18 grams of gold per tonne** over 1.5 metres, **655 metres down the hole.** Grades of up to 44.9 grams obtained in veins within this intersection indicate high-grade gold extends beyond the current limits of drilling.

Over 200 gold intersections were obtained in the 2002 and 2003 drill programs. These include **55 intersections with an average grade of 9.63 grams gold per tonne (0.28 ounces)** across a minimum 1.5-metre horizontal thickness. It should be noted that several of those intersections may come from the same vein or set of veins.

Nineteen holes totaling 7,366 metres were completed during the 2003 program. Holes ER03-19 to 29, ER03-36 and 37 tested the Main Group of veins at Eau Claire and six holes, ER03-30 to 35, tested regional and peripheral targets. Holes ER03-19 to 37 cut over 100 gold intersections, including **18 intersections containing an average grade of 10 grams per tonne gold (0.29 ounces)** across a minimum horizontal thickness of 1.5 metres (Table 1). Ten intersections include half-metre intervals ranging from **15.9 to 44.9 grams per tonne (0.46 to 1.31 ounces) gold.** The deepest hole within the deposit, ER03-29, intersected the Main Group of veins at 655 metres (2,150 ft.) down hole, grading 18 gpt gold (0.52 ounces) across 1.5 metres which includes a half-metre interval of **44.9 gpt (1.31 ounces)** gold.

The Main Group of veins has been traced continuously from surface to below 600 metres vertical depth and laterally for at least 800 metres (600W to 200E). Several wide, low-grade intervals ranging from 4.0 to 8.0 metres in thickness, with grades from 1.05 to 2.04 grams gold per tonne, were intersected both at depth and near surface. Due to wide drill spacing and the variable distribution and fine-grained nature of the gold within the Eau Claire deposit, these low-grade intervals may lead to additional gold resources at higher grades with in-fill drilling.

Eastmain anticipates completing its 75% earn-in prior to the second anniversary date of its option agreement. A new resource estimate is underway and will be released with recommendations for the next program upon review by Eastmain and SOQUEM Inc.

Eastmain's primary objective is the exploration, discovery and development of long-life, low-cost, profitable ore deposits in Canada. The Company is listed on The Toronto Stock Exchange trading under the symbol "ER".

SOQUEM is a wholly-owned subsidiary of SGF Minéral inc., a subsidiary of Société générale de financement du Québec ("SGF"). The mission of the Société générale de financement du Québec (SGF), as an industrial and financial holding company, is to carry out economic development projects, especially in the industrial sector, in cooperation with partners and in accordance with accepted requirements for profitability that comply with the economic development policy of the Government of Québec.

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.

Table 1. Clearwater Project 2003 Assay Data for holes ER03-19 to ER03-37

Hole Id	From (m)	To (m)	Length metres	Au ppb	Au g/tonne	Average Au g/t	Au oz/ton
ER03-19	379.50	381.00	1.50			10.8	0.32
	379.50	380.00	0.50	>10000	31.5		
	454.50	462.50	8.00			1.84	0.05
	454.50	455.00	0.50	6000	6.00		
	462.00	463.00	1.00			9.38	0.27
	462.00	462.50	0.50	>10000	18.8		
	484.00	485.00	1.00			4.46	0.13
	484.00	484.50	0.50	8920	8.92		
ER03-20	465.00	466.50	1.50			9.13	0.27
	465.00	465.50	0.50	7560	6.78		
	465.50	466.00	0.50	>10000	10.4		
	466.00	466.50	0.50	9770	10.3		
ER03-21	364.00	366.50	2.50			7.69	0.22
	incl.		1.00			17.7	0.52
	364.00	364.50	0.50	>10000	19.6		
	364.50	365.00	0.50	>10000	15.9		
ER03-23	110.50	118.00	7.50			2.04	0.06
	117.00	118.00	1.00			11.8	0.34
	117.50	118.00	0.50	>10000	23.2		
	246.00	247.00	1.00			14.1	0.41
	246.50	247.00	0.50	>10000	25.4		
ER03-24	232.00	233.00	1.00			20.8	0.61
	232.00	232.50	0.50	>10000	41.0		
	276.50	278.00	1.50			3.57	0.10
	276.50	277.00	0.50	4290	4.10		
ER03-25	324.50	325.50	1.00			3.42	0.10
	325.00	325.50	0.50	5100	6.32		
	364.50	365.50	1.00			3.28	0.10
	364.50	365.00	0.50	7130	6.56		
ER03-26	160.00	160.50	0.50	1200	1.19		
	339.00	339.50	0.50	3200	3.19		
	395.00	395.50	0.50	700	0.68		
	407.50	408.00	0.50	1960	1.89		
ER03-27	146.00	147.00	1.00			11.6	0.34
	146.00	146.50	0.50	>10000	23.1		
	155.00	155.50	0.50	522	0.54		
	182.50	183.00	0.50	593	0.61		
	190.05	190.55	0.50	2160	2.67		
	248.00	248.50	0.50	997	0.96		
	315.50	316.00	0.50	1090	0.95		
ER03-28	461.00	461.50	0.50	2950	3.16		
	546.50	547.00	0.50	775	0.76		
	548.50	549.50	1.00			4.25	0.12
	548.50	549.00	0.50	7210	8.49		
	550.50	551.00	0.50	4480	4.49		
	559.00	559.50	0.50	751	0.95		
	559.50	560.00	0.50	892	0.89		
	560.00	560.50	0.50	717	0.87		
	575.50	576.00	0.50	667	0.81		
	604.50	605.00	0.50	674	0.75		
ER03-29	126.50	127.50	1.00			19.1	0.56
	126.50	127.00	0.50	>10000	38.1		
	627.30	633.30	6.00			1.05	0.03
	637.80	639.30	1.50			1.64	0.05
	638.80	639.30	0.50	4720	4.92		
	645.30	649.30	4.00			1.40	0.04
	648.80	649.30	0.50	4270	3.69		
	655.30	656.80	1.50			18.0	0.53
	655.30	655.80	0.50	4300	4.14		
	655.80	656.30	0.50	>10000	44.9		1.31
	656.30	656.80	0.50	4900	4.87		

Table 1. Clearwater Project 2003 Assay Data for holes ER03-19 to ER03-37

Hole Id	From (m)	To (m)	Length metres	Au ppb	Au g/tonne	Average Au g/t	Au oz/ton
ER03-30	33.50	34.00	0.50	665	0.52		
	45.20	45.70	0.50	756	0.65		
	48.70	49.20	0.50	560	0.51		
ER03-31	136.00	136.50	0.50	835	0.75		
ER03-32	6.00	7.00	1.00			**3.98**	**0.12**
	6.00	6.50	0.50	2590	2.38		
	6.50	7.00	0.50	**5900**	**5.57**		
	89.00	89.50	0.50	699	0.64		
	139.00	**140.00**	**1.00**			**6.14**	**0.18**
	139.00	139.50	0.50	**5520**	**6.32**		
	139.50	140.00	0.50	**8210**	**5.95**		
	140.00	140.50	0.50	568	0.33		
	142.00	142.50	0.50	2280	1.57		
	142.50	143.00	0.50	990	0.95		
	201.50	202.00	0.50	1060	1.07		
	202.00	202.50	0.50	979	0.87		
	207.50	208.00	0.50	1230	1.18		
	229.50	230.00	0.50	1625	1.69		
	230.00	230.50	0.50	1530	1.42		
	230.50	231.00	0.50	555	0.59		
	240.30	240.80	0.50	1070	0.95		
ER03-33	87.00	87.50	0.50	1795	0.99		
ER03-34	regional exploration hole, no significant assays						
ER03-35	regional exploration hole, no significant assays						
ER03-36	**163.50**	**164.50**	**1.00**			**10.9**	**0.32**
	163.50	164.00	0.50	**>10000**	**17.0**		
	164.00	164.50	0.50	**5050**	**4.89**		
	203.00	203.50	0.50	805	0.79		
	205.00	205.50	0.50	2430	2.38		
	205.50	206.00	0.50	623	0.73		
	210.50	211.00	0.50	1545	1.47		
	222.50	**223.50**	**1.00**			**3.46**	**0.10**
	222.50	223.00	0.50	**6880**	**6.92**		
	232.00	232.50	0.50	1030	1.04		
	246.50	247.00	0.50	1470	0.88		
ER03-37	221.50	222.00	0.50	677	0.55		
	223.00	223.50	0.50	946	0.92		
	223.50	224.00	0.50	816	0.79		
	238.50	239.00	0.50	523	0.42		
	302.50	303.00	0.50	516	0.49		
	310.50	311.00	0.50	3020	3.16		
	311.00	311.50	0.50	1625	1.95		
	347.50	**348.50**	**1.00**			**3.99**	**0.12**
	347.50	348.00	0.50	**7820**	**7.97**		
	411.50	412.00	0.50	664	0.62		
	431.00	431.50	0.50	1080	1.10		
	431.50	432.00	0.50	2130	2.04		
	445.50	446.00	0.50	1435	1.36		
18	Intersections with minimum 1.5 m horizontal thickness (2003 drilling)					**10.0**	**0.29**
55	Intersections with minimum 1.5 m horizontal thickness (2002 & 2003 drilling)					**9.63**	**0.28**

Due to the distribution of fine gold, low grade vein intervals intersected within the deposit may contain higher grade gold values and therefore add ounces to Eau Claire. Additional infill drilling and sampling of these intervals is required to establish their significance.

Samples from drill core through veins and schist zones were cut with a rock saw at 0.5-metre intervals and submitted for assay to ALS Chemex in Mississauga, Ontario. All assay results greater than 0.5 g/t Au (500 ppb) were re-assayed to confirm gold content. Mr. Eddy Canova, P.Geo, the qualified person supervised the field work.